UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release dated September 14, 2017 of Seanergy Maritime Holdings Corp. titled: "Seanergy Maritime Holdings Corp. Reports Financial Results for the Quarter and Six Months Ended June 30, 2017".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: September 14, 2017	/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

EXHIBIT 1

Seanergy Maritime Holdings Corp. Reports Financial Results for the Quarter and Six Months Ended June 30, 2017

Highlights of 2Q 2017:
▪	Net Revenues: $18.4 million in 2Q 2017, up 125% compared to $8.2 million in 2Q 2016 and up 38% sequentially from 1Q 2017
▪	Commencement of the Capesize M/V Lordship's time charter agreement for 18-22 months period that could contribute more than $10 million of gross revenue
▪	Delivery of the Capesize M/V Partnership and commencement of its time charter agreement for 12-18 months period that could generate up to $8.8 million of gross revenue
Subsequent Highlights of 3Q 2017:
▪	Regained compliance with NASDAQ minimum bid price requirement

September 14, 2017 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today its financial results for the quarter and six months ended June 30, 2017.
For the quarter ended June 30, 2017, the Company generated net revenues of $18.4 million, a 125% increase from the second quarter of 2016. For the six month period ended June 30, 2017, net revenues were equal to $31.7 million, up 109% from the first half of 2016. As of June 30, 2017, stockholders' equity was $24.3 million and cash and cash equivalents, including restricted cash, was $9.2 million.
Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"In the first half of the year, charter rates recovered significantly from the historical lows of 2016. As expected, our low operating cost structure helped Seanergy achieve positive operating income in the second quarter of 2017 for the first time since rebuilding our fleet in 2015. This is an important milestone demonstrating our Company's earnings potential during a positive market trend. It should be noted that, although, during the first half of 2017 Capesize Baltic daily rates have risen by around 146%, compared to the first half of 2016, they have not yet reached mid-cycle levels relative to historical rates and, for that reason, we are optimistic that rate improvements will continue. Our average Capesize time charter equivalent rate for the second quarter of 2017 was $12,720 per day, up 139% as compared to $5,315 per day for the second quarter of 2016 and up 54% sequentially from first quarter of 2017.1

1 Time charter equivalent ("TCE") rate is a non-Gaap measure.  Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

"Furthermore, we are particularly pleased about expanding our fleet at a time of historical market weakness, as the indicative market values of 5-year old secondhand Capesizes have risen by around 40% compared to the end of 2016. The successful execution of our business plan puts us in an advantageous position to capitalize on the long term recovery we expect to see in the dry bulk market.
"In the second quarter, we took delivery of the 2012 Korean built Capesize M/V Partnership, which commenced its 12-18 months' time charter with a major European utilities company in June at a gross rate of $16,200 per day. Our modern fleet now consists of nine Capesize vessels and two Supramax vessels with a combined cargo carrying capacity of 1.7 million dwt.
"In June 2017, we terminated our At-The-Market equity offering program as we remain committed to optimizing our financing activities so as to best serve the interests of our shareholders. Over the past year we have utilized equity offering proceeds to carry out three vessels' acquisitions and finance the prepayments for the early termination of a credit facility.
"The combined accretion in value we have created for our shareholders from these transactions is more than $29 million, which is derived from the market value appreciation of the acquisitions and the expected gain due to the early termination and refinancing of one of our facilities.
"Turning to market fundamentals, we expect a steady rise in freight rates and vessel values driven by the increased demand from the end users of dry bulk commodities, and the increase in ton-miles resulting from the expansion of volumes along long-haul trades at a time of a historical reduction in fleet growth.
"We believe Seanergy is well positioned to capitalize on favorable industry trends and we continue to actively pursue additional vessel acquisitions.
"Lastly, we regained compliance with Nasdaq minimum bid price requirement without resorting in reverse stock splits or other dilutive actions."
Company Fleet:
Vessel Name	Vessel Class	Capacity (in dwt)	Year Built	Yard
Championship	Capesize	179,238	2011	Sungdong
Partnership *	Capesize	179,213	2012	Hyundai
Knightship	Capesize	178,978	2010	Hyundai
Lordship **	Capesize	178,838	2010	Hyundai
Gloriuship	Capesize	171,314	2004	Hyundai
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship	Capesize	170,057	2010	Sungdong
Premiership	Capesize	170,024	2010	Sungdong
Squireship	Capesize	170,018	2010	Sungdong
Guardianship	Supramax	56,884	2011	CSC Jinling
Gladiatorship	Supramax	56,819	2010	CSC Jinling
Total / Average		1,682,582	8.4 years
* The M/V Partnership is chartered to a European utility company for a period of about twelve to about eighteen months at a daily rate of $16,200. Employment under the agreement commenced in June 2017.
** The M/V Lordship is chartered to a major European charterer for a period of about eighteen to about twenty-two months. The net daily charter hire is index-linked rate based on the 5 T/C route rate of Baltic Capesize Index. In addition, the charter contract provides the option to Seanergy to convert at any time and for a period of minimum three to maximum twelve months the index-linked rate into a fixed rate corresponding to the prevailing value of the respective Capesize FFA. Employment under the agreement commenced in June 2017.

Fleet Data:
	Q2 2017	Q2 2016	6M 2017	6M 2016
Ownership days (1)	940	728	1,840	1,456
Available days (2)	940	637	1,827	1,354
Operating days (3)	828	590	1,530	1,208
Fleet utilization (4)	88.1%	81.0%	83.2%	83.0%
Fleet utilization excluding drydocking & lay-up off hire days (5)	88.1%	92.6%	83.7%	89.2%
TCE rate (6)	$11,668	$5,649	$9,846	$4,685
Daily Vessel Operating Expenses (7)	$4,585	$4,082	$4,605	$4,600
(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Available days are the number of ownership days less the aggregate number of days that the vessels are off-hire due to drydockings, special and intermediate surveys, or days when the vessels are in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which the vessels should be capable of generating revenues. During the six months ended June 30, 2017, the Company incurred 13 off-hire days for one vessel drydocking.

(3)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenues. In the quarter ended June 30, 2017, the Company incurred 112 off-hire days between voyages. In the six months ended June 30, 2017, the Company incurred 295 off-hire days between voyages and 2 off-hire days due to other unforeseen circumstances.

(4)	Fleet utilization is the percentage of time that the vessels are generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(5)
Fleet utilization excluding drydocking & lay-up off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking & lay-up days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings, special or intermediate surveys and lay-ups.

(6)
Time Charter Equivalent (TCE) rate is defined as the Company's net revenue less voyage expenses during a period divided by the number of the Company's operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable US GAAP measure, and because it assists the Company's management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance. The Company's calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company's net revenues from vessels to the TCE rate.

(In thousands of US Dollars, except operating days and TCE rate)
	Q2 2017	Q2 2016	6M 2017	6M 2016
Net revenues from vessels	18,372	8,164	31,694	15,165
Less: Voyage expenses	8,711	4,831	16,629	9,505
Net operating revenues	9,661	3,333	15,065	5,660
Operating days	828	590	1,530	1,208
TCE rate	11,668	5,649	9,846	4,685

(7)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses before pre-delivery expenses by ownership days for the relevant time periods. The Company's calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company's vessel operating expenses to daily vessel operating expenses.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q2 2017	Q2 2016	6M 2017	6M 2016
Vessel operating expenses	4,613	2,972	8,796	6,698
Less: Pre-delivery expenses	303	-	322	-
Vessel operating expenses before pre-delivery expenses	4,310	2,972	8,474	6,698
Ownership days	940	728	1,840	1,456
Daily Vessel Operating Expenses	4,585	4,082	4,605	4,600

Second Quarter 2017 Developments:
Time Charter Agreement for M/V Lordship
On March 22, 2017, the Company extended the duration of the time charter contract of the M/V Lordship for a period of up to twenty-two months with a major European charterer. The charter rate is based on the 5 route average of the Baltic Capesize Index and the Company has the option, at any time, to convert the index linked rate into a fixed rate corresponding to the prevailing value of the Capesize forward freight agreement, for a minimum duration of three months to a maximum duration of twelve months.
The vessel commenced the extended period on June 28, 2017.
Termination of ATM Offering
On June 27, 2017, the Company and Maxim Group LLC mutually terminated the equity distribution agreement dated February 3, 2017 pursuant to which the Company had sold 2,782,136 common shares for an aggregate amount of $2.9 million of gross proceeds.
Time Charter Agreement for M/V Partnership
On May 26, 2017, the Company entered into a time charter contract for M/V Partnership for a period of about twelve to about eighteen months with a major European energy and utility company at a gross rate of $16,200.
The vessel was delivered to the charterer and commenced her employment under the time charter agreement on June 13, 2017.
Loan Facility with Amsterdam Trade Bank N.V.
On May 24, 2017, the Company entered into an up to $18.0 million senior loan facility with Amsterdam Trade Bank N.V. to fund part of the acquisition cost of M/V Partnership. As of the date of this press release, the Company has fully drawn down the facility.
Loan Facility with Jelco
On May 24, 2017, the Company entered into an up to $16.2 million junior loan facility with Jelco to fund part of the acquisition cost of M/V Partnership. As of the date of this press release, the Company has fully drawn down the facility.
Appointment of New Board Member
On May 4, 2017, the Board of Directors of the Company was expanded to five members and Ioannis (John) Kartsonas was appointed as an independent member of the Board of Directors to serve as a Class C Director. Mr. Kartsonas has more than 18 years of experience in finance and commodities trading.

Subsequent Developments:
Regained Compliance with Nasdaq Listing Requirements
During May, we received a notice from Nasdaq indicating that because the closing bid price of the Company's common stock from April 5, 2017 to May 17, 2017, was below the minimum $1.00 per share bid price we were in breach of Nasdaq Listing Rule 5550(a)(2).
On September 5, 2017, Nasdaq has confirmed that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company's common stock and that this matter is considered closed.

Conference Call:
As previously announced, today, Thursday, September 14, 2017 at 9:00 a.m. Eastern Time, the Company's management will host a conference call to present the financial results.
Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".
A replay of the conference call will be available until Thursday, September 21, 2017. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.
Audio Webcast: There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS)

	June 30, 2017	December 31, 2016
ASSETS
Cash and restricted cash	9,197	15,908
Vessels, net	259,979	232,109
Other assets	11,067	9,517
TOTAL ASSETS	280,243	257,534

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank debt	220,624	208,798
Convertible promissory note	2,045	1,297
Due to related parties	22,080	5,878
Other liabilities	11,175	10,729
Stockholders' equity	24,319	30,832
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	280,243	257,534

SEANERGY MARITIME HOLDINGS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA, UNLESS OTHERWISE STATED)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Revenues:
Vessel revenue, net	18,372	8,164	31,694	15,165
Expenses:
Voyage expenses	(8,711)	(4,831)	(16,629)	(9,505)
Vessel operating expenses	(4,613)	(2,972)	(8,796)	(6,698)
Management fees	(248)	(222)	(488)	(454)
General and administrative expenses	(1,230)	(701)	(2,269)	(1,540)
Depreciation and amortization	(2,759)	(2,216)	(5,382)	(4,436)
Operating income / (loss)	811	(2,778)	(1,870)	(7,468)
Other expense:
Interest and finance costs	(4,098)	(2,339)	(7,701)	(4,379)
Other, net	(18)	(15)	(19)	(12)
Total other expenses, net:	(4,116)	(2,354)	(7,720)	(4,391)
Net loss	(3,305)	(5,132)	(9,590)	(11,859)

Net loss per common share, basic and diluted	(0.09)	(0.26)	(0.27)	(0.61)
Weighted average number of common shares outstanding, basic and diluted	36,133,155	19,370,412	35,217,339	19,370,412

About Seanergy Maritime Holdings Corp.
SEANERGY MARITIME HOLDINGS CORP. IS AN INTERNATIONAL SHIPPING COMPANY THAT PROVIDES MARINE DRY BULK TRANSPORTATION SERVICES THROUGH THE OWNERSHIP AND OPERATION OF DRY BULK VESSELS. THE COMPANY CURRENTLY OWNS A MODERN FLEET OF ELEVEN DRY BULK CARRIERS, CONSISTING OF NINE CAPESIZES AND TWO SUPRAMAXES, WITH A COMBINED CARGO-CARRYING CAPACITY OF APPROXIMATELY 1,682,582 DWT AND AN AVERAGE FLEET AGE OF ABOUT 8.4 YEARS.
THE COMPANY IS INCORPORATED IN THE MARSHALL ISLANDS WITH EXECUTIVE OFFICES IN ATHENS, GREECE AND AN OFFICE IN HONG KONG. THE COMPANY'S COMMON SHARES AND CLASS A WARRANTS TRADE ON THE NASDAQ CAPITAL MARKET UNDER THE SYMBOLS "SHIP" AND "SHIPW", RESPECTIVELY.
PLEASE VISIT OUR COMPANY WEBSITE AT: WWW.SEANERGYMARITIME.COM

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com